SilverCrest Provides 2024 Guidance
TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – February 20, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce its 2024 guidance for the Company’s Las Chispas Operation (“Las Chispas” or the “Operation”) located in Sonora, Mexico. All amounts expressed in U.S. dollars, unless otherwise noted.
N. Eric Fier, CEO, commented, “2023 marked a successful first year of commercial production with Las Chispas exceeding its inaugural sales guidance, leading to full repayment of our debt and a $54.4 million or 107% increase in treasury assets. Despite continued cost pressures we are proud to be delivering sales and cost guidance that is in line with our 2023 Technical Report (the “Technical Report”). In 2024 we will continue to pursue capital allocation opportunities including exploration, share buybacks, and growth of our bullion holdings. Our new underground mining contractor recently began mobilization and will be fully mobilized to allow for an increase in underground mining rates in Q3, 2024. Working alongside the contractor, we will continue to prioritize a safe and measured ramp-up of the underground operation with a focus on delivering high margin tonnes for processing. This feed will continue to be supplemented by our sizable surface stockpiles through the end of 2025, when the mine is planned to be fully ramped up. We continue to explore at Las Chispas with a focus on converting inferred resources to indicated for reserve consideration in the vicinity of existing or planned infrastructure. In H2, 2024, we will return our exploration focus to discovering, defining, and advancing Las Chispas and regional targets which could extend the mine life.”
2024 Sales and Cost Guidance Highlights
SilverCrest has set its full year 2024 guidance as follows:

Guidance Metric	Unit	2024
Silver Equivalent (“AgEq”) Ounces	million oz sold	9.8 to 10.2
Cash Costs	$/oz AgEq sold	9.50 to 10.00
Corporate AISC	$/oz AgEq sold	15.00 to 15.90
Sustaining Capital	$ million	40.0 to 44.0
Exploration	$ million	12.0 to 14.0
Notes:
1.AgEq of 79.5:1 is based on the updated technical report for Las Chispas titled "Las Chispas Operation Technical Report", dated September 5, 2023, with an effective date of July 19, 2023.
2.Cash Costs and AISC are non-GAAP measures. Please refer to the “Non-GAAP Financial Measures” section of this news release for further information on this measure.
3.Corporate AISC is based on World Gold Council definition.
4.General assumptions:
a.Metal prices estimated at $1,850/oz Au and $22.80/oz Ag.
b.Annual average exchange rate from all costs based on Mexican peso to US dollar of 17:1.

The Las Chispas underground will continue its ramp-up through 2024 with a target to exit the year at over 1,050 tonnes per day (“tpd”), in line with the Technical Report. The new mining contractor, Dumas Contracting Ltd. (“Dumas”), arrived at site in early February 2024 to begin mobilization, which is expected to continue through Q3, 2024. 2024 guidance incorporates assumptions related to the transition of contractors and ramp-up of Dumas. A total of $4.5 million in mobilization charges will be paid over the mobilization period with the expense recognized over the life of the five year contract and reflected in AISC during this time.

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In 2024, the processing plant will operate at an average of 1,200 tpd except in Q1, 2024 when there is planned maintenance downtime which will reduce plant availability to approximately 85%. This downtime is not expected to impact production in the quarter as ore blending from the underground mine and high-grade stockpile will offset this downtime.
Cash Costs are expected to be $9.50 to $10.00/oz AgEq sold. This compares to 2024 cash costs forecast in the Technical Report of $9.80/oz AgEq sold and 2023 guidance of $7.50 to $8.50/oz AgEq sold. The major variance from 2023 is the inclusion of Dumas mobilization and demobilization of the outgoing contractor. Cash costs are expected to remain relatively consistent throughout 2024.
Sustaining Capital of $40.0 to $44.0 million will be largely related to underground development and underground infrastructure. 2024 guidance marks a $4.0 million improvement from the Technical Report. The amount of lateral and vertical development has been reduced as part of a more efficient mine plan which still allows mine ramp-up targets to be met.
AISC is expected to be $15.00 to $15.90/oz AgEq sold, which is inline with the 2024 AISC forecast based on the Technical Report of $15.08/oz (inclusive of 2024 mine level AISC of $13.48/oz AgEq sold and an estimate of $1.60/oz AgEq sold of corporate level costs) and 2023 guidance of $12.75 to $13.75/oz AgEq. The major variance is inclusion of Dumas mobilization and demobilization of outgoing contractor which is offset somewhat by the reduction in underground development planned in 2024. AISC is expected to be higher in H1, 2024 than in H2, 2024.
Financial Items
The Company utilized all of its tax loss carryforwards in 2023 as a result of its strong financial performance. As a result, 2024 cash flow will be impacted by payment of Q4, 2023 taxes, 2023 special mining duties, and 2024 quarterly tax payments. In Q1, 2024 SilverCrest expects to make a payment of approximately $28.0 to $30.0 million for 2023 taxes and duties.
Quarterly cash flow in 2024 will include scheduled tax payments with taxes for 2024 estimated to be within a range of $28.0 to $33.0 million. Special mining duties are paid in the first quarter following the end of each fiscal year in accordance with the mandated annual schedule.
A $7.5 million advance was made in Q1, 2024 to support equipment purchases as part of the mobilization of Dumas. This advance will result in estimated savings of $1.5 million over the life of the five year contract. This advance to Dumas will be credited towards mining services for SilverCrest over 24 months starting in Q3, 2024.
Corporate General and Administrative expenses (G&A), before share-based compensation is expected to be within a range of $13.0 to $14.0 million.
Exploration
An exploration budget within a range of $12.0 to $14.0 million has been approved for 2024 with a focus on converting inferred resources to indicated for reserve consideration in proximity to existing or planned infrastructure, return to early stage exploration at Las Chispas, and regionally define new targets that could benefit mine life extensions.
Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.
ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC, with an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production. SilverCrest shares trade on the Toronto Stock Exchange under the symbol SILV and the NYSE-American under the symbol SILV.

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NON-GAAP FINANCIAL MEASURES
In this news release, we refer to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions.
Cash costs per silver equivalent ounce (“Cash Costs”), All-in sustaining costs per silver equivalent ounce (“AISC”) are non-GAAP financial performance measures which are calculated with reference to the definition published by the World Gold Council and are calculated by the Company as follows:
•Cash Costs include our production costs, royalties and minesite general and administrative costs.
•AISC starts with Cash Costs and includes sustaining capital expenditures, general and administrative costs not directly related to the minesite, and reclamation accretion expense.
Further details on these non-GAAP financial performance measures are disclosed in the MD&A accompanying SilverCrest’s financial statements filed periodically on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.
FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the Company’s 2024 guidance, the anticipated time to fully mobilize its new underground mining contractor; the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; and expected cash costs and outflows. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1

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